UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F               ☐ Form 40-F

EXHIBIT INDEX

Number	Description of Document
99.1	Press release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: August 8, 2025

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